UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

OPENTABLE, INC.

(Name of Subject Company)

OPENTABLE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A104

(CUSIP Number of Class of Securities)

Matthew J. Roberts

President and Chief Executive Officer

OpenTable, Inc.

One Montgomery Street, 7th Floor

San Francisco, California 94104

(415) 344-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OpenTable, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Rhombus, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of The Priceline Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $103.00 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on June 25, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4.         The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•                  By adding the following text to the second paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“The Company Board believed that it was in the best interest of the Company to explore strategic alternatives in light of favorable market conditions.”

•                  By amending and restating the third paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” as follows:

“On March 25, 2014, the Company Board held a telephonic meeting with representatives of the Company’s outside legal counsel, Latham & Watkins LLP (“Latham & Watkins”), present.  At such meeting, the Company Board discussed exploring the Company’s strategic alternatives, including a possible sale of the Company.  The Company Board authorized the formation of a special committee, consisting of Messrs. Gurley, Layton and Roberts to lead the evaluation of such alternatives and to manage any outreach to third parties in connection with any process related thereto (the “Special Committee”).  The members of the Special Committee were selected based upon, among other reasons, their expansive experience, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates.  The Special Committee would serve as the day-to-day interface with the Company’s advisors as the exploration of the Company’s strategic alternatives progressed.  Representatives of Latham & Watkins reviewed the Company Board’s fiduciary duties in connection with the consideration of the Company’s strategic alternatives, including the Company Board’s duties in connection with a possible sale of the Company.”

•                  By adding the following text to the sixth paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“The Special Committee considered the engagement of a financial advisor other than Qatalyst Partners LP (“Qatalyst”), but selected Qatalyst based on Qatalyst’s qualifications, expertise, reputation and knowledge of the business and affairs of the Company and the industry in which it operates.”

•                  By amending and restating the seventh paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” as follows:

“On March 27, 2014, Mr. Gurley, at the direction of the Special Committee, contacted representatives of Qatalyst to discuss the Company’s potential engagement of Qatalyst to act as the Company’s financial advisor in connection with the exploration of the Company’s strategic alternatives.  During the course of the following several days, representatives of Qatalyst met with Mr. Layton and Mr. Gurley to discuss the terms of such engagement.”

•                  By adding the following text to the fourteenth paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“The Chief Executive Officer of Party 3 did not provide further details regarding the decision not to proceed with a potential acquisition of the Company.”

•                  By adding the following text to the twenty-seventh paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“Party 2 did not provide further details regarding its decision to no longer pursue a potential acquisition of the Company.”

•                  By adding the following text to the thirty-sixth paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer”:

“Party 5 did not engage in further discussions with the Company following this meeting or explain why it decided not to engage in further discussions.”

•                  By amending and restating the fifty-fourth paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” as follows:

“On May 21, 2014, Party 6 declined to proceed any further in the investigation of a potential acquisition of the Company.  Party 6 did not provide further details regarding its decision not to further proceed in the investigation of a potential acquisition of the Company.”

•                  By amending and restating the first paragraph of the section entitled “The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation— Reasons for the Recommendation of the Company Board” as follows:

“In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer, the Company Board consulted with the Company’s senior management and representatives of the Company’s outside legal counsel, Latham & Watkins, and the Company’s financial advisor, Qatalyst, respectively, and considered and analyzed a wide and complex range of factors.  This included, without limitation, review of information regarding selected precedent transactions consisting of certain travel/other vertical transactions and other Internet transactions announced since 2004 and 2008, respectively, based on publicly available information regarding such transactions.  Such information was included in slides provided by Qatalyst to the Company Board.

The selected travel/other vertical transactions were:

Target	Acquirer
Apartments.com	CoStar Group
trivago	Expedia
KAYAK	Priceline.com
Ancestry.com	Permira
Qunar.com	Baidu
LoopNet	CoStar Group
Opodo	Permira & AXA Private Equity
SeLoger.com	Axel Springer
Bankrate	Apax Partners
Sabre Holdings	SilverLake & TPG
Worldspan	Travelport
Travelport	The Blackstone Group
lastminute.com	Sabre Holdings (Travelocity)
eBookers	Cendant
Orbitz	Cendant

The selected other Internet transactions were:

Target	Acquirer
Getty Images	Carlyle Group
Network Solutions	Web.com
Go Daddy	KKR, Silver Lake Partners, TCV
Primedia	TPG Capital
Skype	Microsoft
GSI Commerce	eBay
Drugstore.com	Walgreens
Fanatics	GSI Commerce
Quidsi	Amazon
Internet Brands	Hellman & Friedman
Net-a-Porter	Richemont
Zappos.com	Amazon
Gmarket	eBay
Bill Me Later	eBay
CNET Networks	CBS
Getty Images	Hellman & Friedman

Based on these consultations, considerations and analyses, and the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Acquisition Sub would yield the highest value reasonably available for the Company’s stockholders and is fair to and in the best interests of the Company’s stockholders.”

•                  By amending and restating the table set forth in the section entitled “The Solicitation or Recommendation—Certain Financial Forecasts” as follows:

($MM, except Non-GAAP Earnings Per Share)	2014	2014 (Q2-Q4)	2015	2016	2017	2018	2019
Total Revenue	226	172	274	336	397	460	525
Adjusted EBITDA (1)	86	66	107	133	163	193	226
Non-GAAP Operating Income (2)	70	54	90	109	134	167	201
Non-GAAP Net Operating Profit After Tax (3)	45	34	58	70	86	107	128
Capital Expenditures	(22)	(17)	(22)	(23)	(24)	(25)	(26)
Depreciation	16	13	17	24	28	26	25
Changes in Working Capital	5	12	7	7	11	10	11
Unlevered Free Cash Flow (4)	44	41	60	78	102	118	138
Non-GAAP Earnings Per Share	$1.89		$2.33	$2.81

•                  By adding the following text immediately below the table set forth in the section entitled “The Solicitation or Recommendation—Certain Financial Forecasts”:

“(1) Adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and other non-recurring charges.

(2) Non-GAAP Operating Income adjusts GAAP operating income to exclude costs associated with stock-based compensation, amortization of intangibles, and transaction fees and expenses.

(3) Non-GAAP Net Operating Profit After Tax (“Non-GAAP NOPAT”) represents Non-GAAP Operating Income, less cash taxes.

(4) Unlevered Free Cash Flow represents Non-GAAP NOPAT less capital expenditures plus depreciation plus changes in working capital.

In addition, a summary of certain third-party research analysts’ projections regarding the Company is set forth below.  Such projections are based upon median consensus estimates as of June 11, 2014.

	2014	2015	2016
Installed Restaurants (000s)	33.5	36.4	39
Seated Diners (MM)	200	247	273
Revenue ($MM)	226	265	312
Adjusted EBITDA ($MM)	87	107	125
Non-GAAP Earnings Per Share	$1.91	$2.35	$2.59	”

•                  By amending and restating clause (b) set forth in the section entitled “The Solicitation or Recommendation— Illustrative Discounted Cash Flow Analysis” as follows:

“(b) the implied net present value of a corresponding terminal value of the Company, calculated by multiplying the estimated earnings before interest, taxes, depreciation, amortization, stock-based compensation and other non-recurring charges (“Adjusted EBITDA”) in calendar year 2019, based on the Financial Forecasts, by a range of multiples of enterprise value to next-twelve-months estimated Adjusted EBITDA of 11.0x to 17.0x selected by Qatalyst based on its professional judgment (such multiples corresponding to a range of implied perpetuity growth rates from 4.2% to 9.2% and a range of implied multiples of enterprise value to next-twelve-months revenue of 4.7x to 7.3x) and discounted to March 31, 2014 using the same range of discount rates used in item (a) above;”

•                  By amending and restating the tables set forth in the section entitled “The Solicitation or Recommendation— Selected Companies Analysis” as follows:

Selected Travel/Local	EV/CY2015E EBITDA Multiple
The Priceline Group Inc.	15.3x
TripAdvisor, Inc.	24.4x
Expedia, Inc.	8.7x
Yelp Inc.	47.1x
Groupon, Inc.	8.2x
GrubHub Inc.	33.0x
HomeAway, Inc.	17.4x
Angie’s List, Inc.	18.1x

Selected Other Consumer Verticals	EV/CY2015E EBITDA Multiple
Zillow, Inc.	58.1x
REA Group Ltd.	16.6x
Rightmove plc	15.9x
Shutterstock, Inc.	29.1x
WebMD Health Corp.	11.3x
Bankrate, Inc.	10.9x
Moneysupermarket.com Group PLC	10.8x
Trulia, Inc.	34.0x
eHealth, Inc.	21.6x
Everyday Health, Inc.	13.8x

•                  By adding the following tables immediately below the tables set forth in the section entitled “The Solicitation or Recommendation— Selected Companies Analysis”:

Selected eCommerce	EV/CY2015E EBITDA Multiple
zulily, inc.	39.4x
ASOS Plc	26.1x
MercadoLibre, Inc.	19.5x
Shutterfly, Inc.	7.8x
Vistaprint N.V.	8.5x

Selected Consumer Leaders	EV/CY2015E EBITDA Multiple
Apple Inc.	6.7x
Google Inc.	11.2x
Facebook, Inc.	17.2x
Amazon.com, Inc.	18.1x
Tencent Holdings Ltd.	21.0x
The Priceline Group Inc.	15.3x
eBay Inc.	8.3x
Yahoo! Inc.	5.7x
Netflix, Inc.	30.7x
Twitter, Inc.	52.7x
LinkedIn Corporation	24.6x

•                  By amending and restating the second paragraph of the section entitled “The Solicitation or Recommendation— Selected Companies Analysis” as follows:

“Based upon research analyst consensus estimates for calendar year 2015, and using the closing prices as of June 11, 2014 for shares of the selected companies, Qatalyst calculated, among other things, the implied fully diluted enterprise value divided by the estimated EBITDA for calendar year 2015, which are referred to herein as the “CY2015E EBITDA Multiples,” for each group of the selected companies.  The low, high, median and mean CY2015E EBITDA Multiples among the selected travel/local companies analyzed were 8.2x, 47.1x, 17.8x and 21.5x, respectively, among the selected other consumer verticals were 10.8x, 58.1x, 16.2x, and 22.2x, respectively, among the selected eCommerce companies were 7.8x, 39.4x, 19.5x and 20.3x, respectively, and among the selected consumer leader companies were 5.7x, 52.7x, 19.5x and 20.5x, respectively.  The implied fully diluted enterprise value divided by the estimated EBITDA for calendar year 2015 for the Company was 15.5x based on the Street Projections and 15.5x based on the Financial Forecasts.”

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the text under the heading “Certain Litigation” with the following:

“Certain Litigation.

Following the announcement of the execution of the Merger Agreement, three purported stockholder class actions were filed challenging the transaction.  All of the actions were filed in the Court of Chancery of the State of Delaware (the “Delaware Actions”): Raul v. OpenTable, Inc., et al., No. 9776-CB (filed June 17, 2014); Guerra v. OpenTable, Inc., et al., No. 9786-CB (filed June 18, 2014); and Seibert v. OpenTable, Inc., et al., No. 9790-CB (filed June 19, 2014).  On June 30, 2014, plaintiffs in the Guerra action  filed an amended complaint (the “Amended Guerra Complaint”).  Also on June 30, 2014, plaintiffs in the Guerra action filed a motion to consolidate the Delaware Actions, to be appointed as lead plaintiffs and for the Amended Guerra Complaint to be designated the operative complaint in the consolidated action. On July 2, 2014, plaintiffs in the Seibert action filed an amended complaint (the “Amended Seibert Complaint”, and together with the Amended Guerra Complaint, the “Amended Complaints”).  Also on July 2, 2014, plaintiffs in the Seibert action filed a motion for expedited proceedings and a motion for a preliminary injunction to enjoin the consummation of the proposed transaction.   On July 3, 2014, the Delaware Court of Chancery granted an order of consolidation and appointment of co-lead counsel, consolidating the Delaware Actions for all purposes under the caption In re OpenTable, Inc., Stockholder Litigation, Consolidated C.A. No. 9776-CB and designating the Amended Seibert Complaint as the operative complaint (the “Complaint”).

The Complaint names as defendants the Company, the members of the Company Board, Parent and Acquisition Sub.  The Complaint alleges that the members of the Company Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed transaction, and that the Merger Agreement involves an unfair price, was the product of an inadequate sales process, and contains unreasonable deal protection devices that purportedly preclude competing offers. The Complaint also alleges that the disclosures regarding the Offer and the Merger in the Schedule 14D-9 are inadequate or misleading.  The Complaint further alleges that the Company, Parent and Acquisition Sub aided and abetted the purported breaches of fiduciary duty.  The Complaint seeks injunctive relief, including enjoining or rescinding the Merger, and an award of other unspecified attorneys’ and other fees and costs, in addition to other relief. The foregoing description is qualified in its entirety by reference to the complaints and the Amended Complaints, which are filed as Exhibits (a)(9)-(a)(13) to this Schedule 14D-9 and are incorporated herein by reference.

On July 13, 2014, the Company, each of the members of the Company Board, Parent and Acquisition Sub entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, the Company, the members of the Company Board, Parent and Acquisition Sub have agreed to the settlement solely to eliminate the burden, expense, distraction and uncertainties inherent in further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) who held Shares at any time during the period beginning on June 12, 2014, through the date of consummation or termination of the proposed transaction, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer and the Merger Agreement as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by the Company stockholders in connection with the Offer and the Merger Agreement.”

As part of the settlement, the Company agreed to make certain additional disclosures related to the Offer and the Merger Agreement, which are set forth in this Amendment to the Schedule 14D-9. This Amendment should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in this Amendment. Nothing in this Amendment or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OpenTable, Inc.

By:	/s/ John Orta
Name: John Orta
Title: Senior Vice President and General Counsel

Dated: July 14, 2014